U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[**X**]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended November 30, 2001

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 2-79636

HOURLY EMPLOYEES' STOCK PURCHASE PLAN

(Full title of the plan)

CHESAPEAKE CORPORATION
1021 East Cary Street
P. O. Box 2350
Richmond, Virginia 23218-2350

(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

HOURLY EMPLOYEES' STOCK PURCHASE PLAN

Administration of the Plan:

The Plan is administered by the Hourly Employees' Stock Purchase Plan Committee (the "Committee") under the direction of the Board of Directors of Chesapeake Corporation (the "Corporation"). At February 27, 2002, the Committee members were:

Name	Address
David Winter* (1)	Richmond, Virginia 23218
J. P. Causey Jr. (2)	Richmond, Virginia 23218
Andrew J. Kohut (3)	Richmond, Virginia 23218

(1)   Mr. Winter is Director - Human Resources of the Corporation.

(2)   Mr. Causey is Executive Vice President, Secretary & General Counsel of the Corporation.

(3)   Mr. Kohut is Executive Vice President & Chief Financial Officer of the Corporation.

*Committee Chairman

Committee members are appointed by, and serve at the pleasure of, the Board of Directors of the Corporation. Committee members are employees of the Corporation and receive no additional compensation for serving on the Committee. The Plan provides that the Corporation will indemnify members of the Committee to the same extent and on the same terms as it indemnifies its officers and directors by reason of their being officers and directors.

Financial Statements and Exhibits:

(a)   Financial statements:

Hourly Employees' Stock Purchase Plan:

Statements of Financial Condition
Statements of Income and Changes in Plan Equity

(b)   Exhibits:

Exhibit 23.1 - Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

HOURLY EMPLOYEES' STOCK PURCHASE PLAN

By: /s/ J. P. Causey Jr.

J. P. Causey Jr.

Executive Vice President, Secretary & General Counsel

February 26, 2002

Report of Independent Accountants

To the Hourly Employees' Stock
Purchase Plan Committee:

In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial position of the Hourly Employees' Stock Purchase Plan (the "Plan") at November 30, 2001 and 2000 and the changes in plan equity for each of the three years in the period ended November 30, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

By: /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Richmond, Virginia
January 4, 2002

HOURLY EMPLOYEES' STOCK PURCHASE PLAN
STATEMENTS OF FINANCIAL CONDITION
November 30, 2001 and 2000

	2001	2000
Asset:		
Funds held by Chesapeake Corporation and participating subsidiaries (Note 4)	$92	$1,179
Plan Equity	$92	$1,179

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
For the years ended November 30, 2001, 2000 and 1999

	2001	2000	1999
Contributions:			
Employees, net of refunds (excluding refunds due to sales of businesses)	$86,860	$213,274	$317,213
Employer: $25,865 in 2001, $63,505 in 2000, and $92,296 in 1999; less withheld taxes of $10,652, $25,964, and $37,610, respectively	15,213	37,541	54,686
	102,073	250,815	371,899
Deductions:			
Purchase and distribution to participants at year end of 260 shares in 2001 ($28.98 per share), 11,291 shares in 2000 ($18.13 per share), and 11,297 shares in 1999 ($30.63 per share) of common stock of Chesapeake Corporation (Note 1)	7,535	204,706	346,043
Net transfers to Salaried Employees' Stock Purchase Plan	316	1,021	10,607
Net distribution due to sales of businesses (Note 7)	95,309	47,706	16,651
	103,160	253,433	373,301
Decrease in plan equity	(1,087)	(2,618)	(1,402)
Plan equity, beginning of year	1,179	3,797	5,199
Plan equity, end of year	$ 92	$ 1,179	$ 3,797

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

1. **Description of the Plan:**

   The stockholders of Chesapeake Corporation (the "Corporation") have approved the Hourly Employees' Stock Purchase Plan (the "Plan") and reserved a total of 900,000 shares of the Corporation's common stock for sale to eligible hourly employees, as defined, of the Corporation and participating subsidiaries (the "Employer").

   The Plan, which became effective in December 1982, is administered by a committee (the "Committee") appointed by the Corporation's Board of Directors. Participants in the Plan are permitted to invest between one and five percent of their basic compensation, as defined. The Employer contributes to the Plan, as of the end of the Plan Year (see Note 6), 30% of the participant's contribution reduced by amounts required to be withheld under income tax, Federal Insurance Contributions Act tax and comparable laws. The combined amount becomes available to purchase from the Corporation, shares of its common stock at a price equal to the average of the closing prices of such common stock on the New York Stock Exchange (composite tape) for the 20 consecutive trading days immediately preceding the last day of the Plan Year. The funds held by the Employer at the end of the year represent the remaining amounts in participants' accounts after the purchase of whole shares as the Plan does not provide for the purchase of fractional shares. A participant may terminate his participation in the Plan at any time. Upon termination, the Employer will return his contributions and the participant will forfeit all rights to any contribution which would have been made at the end of the plan year.

   As of November 30, 2001, 706,706 shares (260 shares in the current year and 706,446 in prior years) of the Corporation's common stock had been issued under the Plan and 193,294 shares were available for future issuance.

   Hourly paid employees of Green Printing Company, Inc. became eligible to be participants in the Hourly Employees' Stock Purchase Plan during the Plan's fiscal year ended November 30, 2001, provided that such employees otherwise meet the requirements for participation set forth in the Plan. Hourly paid employees of certain divisions of Chesapeake Display and Packaging Company, Chesapeake Packaging Co. and Chesapeake Buildings Products Company were eligible to be participants in the Hourly Employees' Stock Purchase Plan during the Plan's three fiscal years ended November 30, 2001, provided that such employees otherwise met the requirements for participation set forth in the Plan. (See Note 7 for information on sales of businesses.)

2. **Plan Year:**

   The fiscal year of the Plan ends each November 30.

NOTES TO FINANCIAL STATEMENTS, Continued

3. Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

4. Funds Held by Chesapeake Corporation and Participating Subsidiaries:

Funds received or held by the Employer with respect to the Plan consist of cash which may be used for any corporate purpose; therefore, the Plan does not prevent the Employer from creating a lien on these funds.

5. Taxes and Expenses:

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974. The Employer's contribution, when made to the Plan, is taxable to a participant as ordinary income. Purchases of stock by the Plan result in no gain or loss to the participant; therefore, no tax consequences are incurred by a participant upon receipt of stock purchased under the Plan. Sale by a participant of shares acquired under the Plan will result in a gain or loss in an amount equal to the difference between the sale price and the price paid for the stock acquired pursuant to the Plan. The Plan is not subject to income taxes.

Expenses of administering the Plan are borne by the Employer.

6. Contributions to the Plan:

Contributions (net of withheld taxes and refunds) were as follows:

	2001		2000		1999	
	Employees	Employer	Employees	Employer	Employees	Employer
Chesapeake Corporation Subsidiaries:						
Chesapeake Display and Packaging Company	$79,006	$13,794	$193,493	$ 33,954	$276,150	$ 47,224
Chesapeake Packaging Co.	1,371	275	19,781	3,587	27,352	4,958
Chesapeake Building Products Company	-	-	-	-	13,711	2,504
Green Printing Company, Inc.	6,483	1,144	-	-	-	-
Totals	$86,860	$15,213	$213,274	$ 37,541	$317,213	$ 54,686

7. Sales of Businesses

On July 30, 2001, the Corporation completed the sale of the U.S. display assets of its Chesapeake Display and Packaging business. The Corporation distributed the accumulated 2000 carryover employee and employer contributions and 2001 employee and employer contributions which were made to the Plan to the Chesapeake Display and Packaging participants prior to the date of the sale.

On May 18, 2001, the Corporation completed the sale of Chesapeake Packaging Co. The Corporation distributed the accumulated 2000 carryover employee and employer contributions and 2001 employee and employer contributions which were made to the Plan to the Chesapeake Packaging Co. participants prior to the date of the sale.

On February 18, 2000, the Corporation contributed its litho-laminate business of Chesapeake Display and Packaging Company to a joint-venture with Georgia-Pacific Corporation. The Corporation distributed the accumulated 1999 carryover employee and employer contributions and 2000 employee and employer contributions which were made to the Plan to affected participants prior to the date of the sale.

On July 30, 1999, the Corporation completed the sale of its Building Products business. The Corporation distributed the accumulated 1998 carryover employee and employer contributions and 1999 employee and employer contributions which were made to the Plan to the Building Products participants prior to the date of the sale.

EXHIBIT 23.1

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8   (File No. 2-79636) of Chesapeake Corporation of our report dated January 4, 2002 relating to the financial statements of the Hourly Employees' Stock Purchase Plan, which appears in this Form 11-K.

/s/PRICEWATERHOUSECOOPERS LLP

PRICEWATERHOUSECOOPERS LLP